UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):   **February 28, 2014**

State or Other Jurisdiction of Incorporation	Exact Name of Registrant as specified in its Charter, Address of Principal Executive Offices, Zip Code and Telephone Number (Including Area Code)	Commission File Number	IRS Employer Identification No.
Delaware	**PEPCO HOLDINGS, INC.** 701 Ninth Street, N.W. Washington, D.C. 20068 Telephone: (202)872-2000	001-31403	52-2297449
District of Columbia and Virginia	**POTOMAC ELECTRIC POWER COMPANY** 701 Ninth Street, N.W. Washington, D.C. 20068 Telephone: (202)872-2000	001-01072	53-0127880
Delaware and Virginia	**DELMARVA POWER & LIGHT COMPANY** 500 North Wakefield Drive Newark, DE 19702 Telephone: (202)872-2000	001-01405	51-0084283

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

THIS COMBINED FORM 8-K IS BEING SEPARATELY FILED BY EACH OF PEPCO HOLDINGS, INC., POTOMAC ELECTRIC POWER COMPANY AND DELMARVA POWER & LIGHT COMPANY. INFORMATION CONTAINED HEREIN RELATING TO ANY INDIVIDUAL REGISTRANT IS FILED BY SUCH REGISTRANT ON ITS OWN BEHALF. NO REGISTRANT MAKES ANY REPRESENTATION AS TO INFORMATION RELATING TO ANY OTHER REGISTRANT.

Item 8.01   Other Events.

On February 28, 2014, the Federal Energy Regulatory Commission (FERC) issued an order approving the settlement agreement submitted by Potomac Electric Power Company (Pepco) and Delmarva Power & Light Company (DPL), wholly-owned subsidiaries of Pepco Holdings, Inc. (PHI), in connection with Pepco's and DPL's proceeding seeking recovery of approximately $88 million in abandonment costs related to the Mid-Atlantic Power Pathway (MAPP) project. Under the terms of the settlement agreement, Pepco and DPL will recover $80.5 million of their abandoned MAPP costs over a three-year recovery period beginning June 1, 2013 and will retain title to all real property acquired in connection with the MAPP project. The FERC-approved settlement agreement resolves all issues concerning the recovery of abandonment costs associated with the cancellation of the MAPP project, and the terms of the settlement agreement are not subject to modification through any other FERC proceeding. PHI, Pepco and DPL do not expect this settlement will have a material impact on their 2014 financial results.

Forward-Looking Statements

Some of the statements contained in this Current Report on Form 8-K with respect to PHI (together with its subsidiaries), Pepco and DPL (each, a Reporting Company), are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding the intents, beliefs, estimates and current expectations of one or more Reporting Companies. In some cases, forward-looking statements can be identified by terminology such as "may," "might," "will," "should," "could," "expects," "intends," "assumes," "seeks to," "plans," "anticipates," "believes," "projects," "estimates," "predicts," "potential," "future," "goal," "objective," or "continue," or the negative of such terms or other variations thereof or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause one or more Reporting Companies' actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Therefore, forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements.

These forward-looking statements should be read together with the section entitled "Forward Looking Statements" and the risk factors included in Part I, Item 1A "Risk Factors" in each Reporting Company's Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission on February 28, 2014, and the other cautionary statements contained in such report, and investors should refer to these sections and other statements in evaluating the forward-looking statements contained in this Current Report on Form 8-K.

Any forward-looking statements speak only as to the date this Current Report on Form 8-K was filed with the Securities and Exchange Commission and none of PHI, Pepco or DPL undertakes any obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for PHI, Pepco or DPL to predict all such factors. Furthermore, it may not be possible for PHI, Pepco or DPL to assess the impact of any such factor on a Reporting Company's business (viewed independently or together) or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing factors should not be construed as exhaustive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PEPCO HOLDINGS, INC.
(Registrants)


Date: March 3, 2014   /s/ JOSEPH M. RIGBY

Name: Joseph M. Rigby
Title: Chairman of the Board, President
         and Chief Executive Officer

POTOMAC ELECTRIC POWER COMPANY
DELMARVA POWER & LIGHT COMPANY
(Registrants)

Date: March 3, 2014   /s/ DAVID M. VELAZQUEZ

Name: David M. Velazquez
Title: President and
         Chief Executive Officer